Filed Pursuant to Rule 424(b)(3)
File No. 333-236415

PROSPECT CAPITAL CORPORATION

SUPPLEMENT TO PROSPECTUS SUPPLEMENT DATED AUGUST 3, 2020 THE DATE OF THIS SUPPLEMENT IS FEBRUARY 25, 2021

The purpose of this supplement is to amend disclosure appearing in Prospect Capital Corporation’s (the “Company”) prospectus supplement dated August 3, 2020 (the “Prospectus Supplement”). Unless otherwise indicated, all other information included in the Prospectus Supplement, or any previous supplements thereto, that is not inconsistent with the information set forth in this supplement remains unchanged. Capitalized terms not otherwise defined in this supplement have the same meaning as in the Prospectus Supplement or the prospectus dated February 13, 2020, as applicable.

The paragraph appearing immediately above the table on page S-57 under the sub-heading “Plan of Distribution–Dealer Manager and Participating Broker-Dealer Compensation” in the Prospectus Supplement is hereby deleted and replaced in its entirety with the following:

The net proceeds to us will not be affected by reducing the commissions payable in connection with sales of A Shares. To the extent a participating broker-dealer reduces its selling commission below 7%, the public offering price per share of A Shares will be decreased by an amount equal to such reduction. Selling commissions will be established by each participating broker-dealer or other financial intermediary, and it is anticipated that all or a portion of the 7% selling commission on A Shares will be waived for an investor that purchases A Shares in a fee-based or “wrap” account maintained with a participating broker-dealer or other financial intermediary.

As reflected in the table below, the selling commission received by participating broker-dealers will vary depending on the fixed offering price at which the participating broker-dealers resell the A Shares to investors. The table below details the various fixed offering prices within the established range of $23.25 to $25.00 per share of A Shares only at 50 basis point intervals of the corresponding selling commission; the public offering price per share of A Shares at any given selling commission will equal the product of (a) 0.93 plus the applicable selling commission, multiplied by (b) $25.00. The compensation received by the participating broker-dealers in connection with the sales of the A Shares will never exceed 7% of the Stated Value.

The disclosure appearing under the heading “Plan of Distribution” in the Prospectus Supplement is hereby amended by inserting the following text just below the disclosure appearing under the sub-heading “Minimum Purchase Requirements” and just above the sub-heading “Operations:”

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of shares of Preferred Stock, or the possession, circulation or distribution of this prospectus supplement, the accompanying prospectus or any other material relating to us or shares of Preferred Stock where action for that purpose is required. Accordingly, shares of Preferred Stock may not be offered or sold, directly or indirectly, and neither this prospectus supplement, the accompanying prospectus nor any other offering material or advertisements in connection with shares of Preferred Stock may be distributed or published, in or from any non-U.S. jurisdiction except in compliance with any applicable rules and regulations of any such non-U.S. jurisdiction.

The dealer manager, participating broker-dealers and their respective affiliates may arrange to sell the shares of Preferred Stock offered hereby in certain jurisdictions outside the United States, either directly or through affiliates, where it is permitted to do so.

Notice to Prospective Investors in Israel

In the State of Israel this prospectus shall not be regarded as an offer to the public to purchase shares of Preferred Stock under the Israeli Securities Law, 5728-1968, which requires a prospectus to be published and authorized by the Israel Securities Authority, if it complies with certain provisions of Section 15 of the Israeli Securities Law, 5728-1968, including, inter alia, if: (i) the offer is made, distributed or directed to not more than 35 investors, subject to certain conditions (the “Addressed Investors”); or (ii) the offer is made, distributed or directed to certain qualified investors defined in the First Addendum of the Israeli Securities Law, 5728-1968, subject to certain conditions (the “Qualified Investors”). The Qualified Investors shall not be taken into account in the count of the Addressed Investors and may be offered to purchase securities in addition to the 35 Addressed Investors. The Company has not and will not take any action that would require it to publish a prospectus in accordance with and subject to the Israeli Securities Law, 5728-1968. We have not and will not distribute this prospectus or make, distribute or direct an offer to subscribe for the shares of Preferred Stock to any person within the State of Israel, other than to Qualified Investors and up to 35 Addressed Investors.

Qualified Investors may have to submit written evidence that they meet the definitions set out in the First Addendum to the Israeli Securities Law, 5728-1968. In particular, we may request, as a condition to be offered shares of Preferred Stock, that Qualified Investors will each represent, warrant and certify to us and/or to anyone acting on our behalf: (i) that it is an investor falling within one of the categories listed in the First Addendum to the Israeli Securities Law, 5728-1968; (ii) which of the categories listed in the First Addendum to the Israeli Securities Law, 5728-1968 regarding Qualified Investors is applicable to it; (iii) that it will abide by all provisions set forth in the Israeli Securities Law, 5728-1968 and the regulations promulgated thereunder in connection with the offer; (iv) that the shares of Preferred Stock that it will be issued are, subject to exemptions available under the Israeli Securities Law, 5728-1968: (a) for its own account; (b) for investment purposes only; and (c) not issued with a view to resale within the State of Israel, other than in accordance with the provisions of the Israeli Securities Law, 5728-1968; and (v) that it is willing to provide further evidence of its Qualified Investor status. Addressed Investors may have to submit written evidence in respect of their identity and may have to sign and submit a declaration containing, inter alia, the Addressed Investor's name, address and passport number or Israeli identification number.

The disclosure appearing under the heading “Plan of Distribution–Operations” in the Prospectus Supplement is hereby amended by inserting the following as the final paragraph under such heading:

In order to reduce the risk of any one Preferred Stock investor exercising undue influence over the Company, other holders of any series of the Company’s preferred stock (whether sold in this offering or otherwise) and holders of the Company’s common stock, the Company intends to request that any investors or group of investors purchasing or holding significant positions in any series or combination of series of the Company’s preferred stock whether sold in this offering or otherwise, either in one transaction or as a result of a series of transactions, and whether as part of an original issuance or by virtue of any secondary market transaction of which the Company becomes aware, enter into an agreement pursuant to which such investor or group of investors will agree to vote its shares of the Company’s preferred stock in the same proportion as the vote of all other holders of the Company’s capital stock voting on the matter (also known as “mirror voting”).

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SHAREHOLDERS SHOULD RETAIN THIS SUPPLEMENT FOR FUTURE REFERENCE